March 25, 2014

VIA EDGAR TRANSMISSION

Mr. Asean Parachkevov
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	MainGate Trust (the “Trust”) File Nos: 333-170422 and 811-22492

Dear Mr. Parachkevov:

REQUEST FOR ACCELERATION.  As the principal underwriter of the MainGate MLP Fund (the “Fund”), a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Registration Statement that is filed herewith on Form N-1A on behalf of the Fund on March 26, 2014, be accelerated to March 31, 2014, or as soon as practicable thereafter.

Very truly yours,

MainGate Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 26, 2014

VIA EDGAR TRANSMISSION

Mr. Asean Parachkevov
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ACCELERATION OF EFFECTIVENESS REQUEST MAINGATE TRUST (THE “TRUST”) Securities Act Registration No: 333-170422 Investment Company Act Registration No: 811-22492

Dear Mr. Parachkevov:

Pursuant to Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust and its series, MainGate MLP Fund (the “Fund”), is Post-Effective  Amendment No. 7 and Amendment No. 10 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) for the purpose of adding Class C shares to the Fund’s share classes .  This Amendment contains changes made pursuant to oral comments provided on the Staff of the Securities and Exchange Commission on March 18, 2014.

In addition, on behalf of the Trust and the Fund, we hereby request acceleration of this registration statement Amendment filed herewith on March 26, 2014, whereby the registration statement on Form N-1A would be declared effective no later than 5:30, E.S.T, on March 31, 2014.

Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Quasar Distributors, LLC, the Fund’s principal underwriter, requesting that effectiveness of the Amendment to the registration statement be accelerated to Monday, March 31, 2014, or as soon as practicable thereafter.

If you have any additional questions or require further information, please contact Alia Vasquez at (414) 765-6620.

Very truly yours,

/s/ Matthew G. Mead
Matthew G. Mead, President
MainGate Trust

cc:	DeeAnne Sjögren, Esq., Thompson Coburn LLP
Jonathan Van Duren, Esq. Thompson Coburn LLP

Enclosure